EXHIBIT 3

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

EXCERPT OF ITEM (1) FROM THE MINUTES OF THE MEETING OF THE FISCAL

COUNCIL

HELD ON OCTOBER 8, 2015

As Secretary of the Meeting of the Fiscal Council, I hereby CERTIFY that item (1) of the Agenda, included in the Minutes of the Meeting of the Fiscal Council of Oi S.A. held on October 8, 2015, at 9 a.m., at Rua Humberto de Campos, No. 425, 8th floor, Leblon, in the City and State of Rio de Janeiro, reads as follows:

“Regarding item (1) of the Agenda, Maria Gabriela Campos da Silva Menezes Côrtes presented to the members of the Fiscal Council the final count of tendered shares by preferred shareholders’ and holders of American Depositary Shares (ADSs) representing preferred shares (“Preferred ADSs”), during the Voluntary Conversion, registered with the BM&FBovespa, Banco do Brasil and, with respect to the ADS exchange, The Bank of New York Mellon, depositary institution of the ADSs. Overall, holders of 66.84% of all outstanding preferred shares and Preferred ADSs manifested their intention to convert their shares, equaling more than 2/3 (two thirds) of all outstanding preferred shares (excluding treasury shares), equivalent to 313,444,094 preferred shares issued by the Company, and fulfilling the condition for the Voluntary Conversion. In light of this result, the members of Fiscal Council unanimously deliberated to provide a favorable opinion of the proposal to amend the Company’s capital stock as a result of the Voluntary Conversion in case the Board of Directors approves the Voluntary Conversion at a meeting scheduled to be held today. (…)”

All members of the Fiscal Council were present and affixed their signatures: Allan Kardec de Melo Ferreira, Aparecido Carlos Correia Galdino, Umberto Conti and Manuel Jeremias Leite Caldas.

Rio de Janeiro, Ocotober 8, 2015.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary